Subsidiaries of EQM Technologies & Energy, Inc.

Company Name	State/Country of Incorporation
Environmental Quality Management, Inc.	Ohio
EQ Engineers, LLC	Indiana
EQ Engineers Slovakia, s.r.o. (“EQES”)	Slovak Republic

Beacon Energy Corp.	Delaware
Beacon Energy (Texas) Corp.	Texas
AgriFuel United Biofuels Co., Inc.	Delaware
AgriFuel BBD Holding Co., Inc.	Delaware
AgriFuel Terra Farms, LLC	Missouri